Exhibit 99.1

Pfizer and BioNTech Receive Positive CHMP Opinion for COMIRNATY® in Children 5 to under 12 Years of Age in the European Union

NEW YORK, USA and MAINZ, GERMANY, November 26, 2021 — Pfizer Inc. (NYSE: PFE) and BioNTech SE (Nasdaq: BNTX) today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a positive opinion on the administration of the companies’ COVID-19 vaccine COMIRNATY® in children 5 to under 12 years of age. The European Commission (EC) will review the CHMP recommendation and is expected to make a final decision on a variation to the Conditional Marketing Authorization in the near future. If the EC grants the variation regarding a vaccination in this age group, the decision will be immediately applicable to all 27 EU member states. If approved, COMIRNATY will be the first COVID-19 vaccine authorized in the European Union for individuals 5 to under 12 years of age.

The positive opinion adopted by the CHMP is based on scientific evidence shared by the companies, including results from a Phase 2/3 randomized, controlled trial that included ~4,500 children 5 to under 12 years of age (2,268 from the original group and 2,379 from the supplemental safety group). Participants in this age group received a two-dose regimen of 10-µg doses administered 21 days apart, as compared to the 30-µg doses used in individuals 12 years and older. This dose level was carefully selected for use in the trial based on safety, tolerability and immunogenicity data evaluated as part of a dose-ranging study. The Phase 2/3 trial showed a favorable safety profile, robust immune responses and a vaccine efficacy rate of 90.7% in participants without prior SARS-CoV-2 infection, measured from 7 days after the second dose, during a period when Delta was the prevalant strain. The Data Monitoring Committee for the study has reviewed the data and has not identified any serious safety concerns related to the vaccine.

Pfizer and BioNTech continue to supply the vaccine, including sufficient volume for pediatric doses, under their existing supply agreement with the EC. The companies do not expect the introduction of pediatric doses in the United States and the European Union, if authorized, to impact the existing supply agreements in place with governments and international health organizations around the world.

Pfizer and BioNTech have submitted requests for authorization of their COVID-19 vaccine in this age group to other regulators around the world. The companies expect initial pivotal data from their ongoing clinical trial in 2 to under 5 years of age this quarter, and in 6 month to under 2 years of age in the first quarter 2022, with full data readouts to follow.

COMIRNATY, which is based on BioNTech’s proprietary mRNA technology, was developed by both BioNTech and Pfizer. BioNTech is the Marketing Authorization Holder in the United States, the European Union, the United Kingdom, Canada and other countries, and the holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries. Submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalent were initially granted are ongoing.

AUTHORIZED USE IN THE EU:
COMIRNATY® ▼ (the Pfizer-BioNTech COVID-19 vaccine) has been granted conditional marketing authorization (CMA) by the European Commission to prevent coronavirus disease 2019 (COVID-19) in people from 12 years of age. The vaccine is administered as a 2-dose series, 3 weeks apart. In addition, the CMA has been expanded to include a booster dose (third dose) at least 6 months after the second dose in individuals 18 years of age and older. For immunocompromised individuals, the third dose may be given at least 28 days after the second dose. The European Medicines Agency’s (EMA’s) human medicines committee (CHMP) has completed its rigorous evaluation of COMIRNATY®, concluding by consensus that sufficiently robust data on the quality, safety and efficacy of the vaccine are now available.

IMPORTANT SAFETY INFORMATION:

•Events of anaphylaxis have been reported. Appropriate medical treatment and supervision should always be readily available in case of an anaphylactic reaction following the administration of the vaccine.
•Very rare cases of myocarditis and pericarditis have been observed following vaccination with Comirnaty. These cases have primarily occurred within 14 days following vaccination, more often after the second vaccination, and more often in younger men. Available data suggest that the course of myocarditis and pericarditis following vaccination is not different from myocarditis or pericarditis in general.
•Anxiety-related reactions, including vasovagal reactions (syncope), hyperventilation or stress‐related reactions (e.g. dizziness, palpitations, increases in heart rate, alterations in blood pressure, tingling sensations and sweating) may occur in association with the vaccination process itself. Stress-related reactions are temporary and resolve on their own. Individuals should be advised to bring symptoms to the attention of the vaccination provider for evaluation. It is important that precautions are in place to avoid injury from fainting.
•The efficacy, safety and immunogenicity of the vaccine has not been assessed in immunocompromised individuals, including those receiving immunosuppressant therapy. The efficacy of COMIRNATY® may be lower in immunosuppressed individuals.
•As with any vaccine, vaccination with COMIRNATY® may not protect all vaccine recipients. Individuals may not be fully protected until 7 days after their second dose of vaccine.
•In clinical studies, adverse reactions in participants 16 years of age and older were injection site pain (> 80%), fatigue (> 60%), headache (> 50%), myalgia and chills (> 30%), arthralgia (> 20%), pyrexia and injection site swelling (> 10%) and were usually mild or moderate in intensity and resolved within a few days after vaccination. A slightly lower frequency of reactogenicity events was associated with greater age.
•The overall safety profile of COMIRNATY® in adolescents 12 to 15 years of age was similar to that seen in participants 16 years of age and older. The most frequent adverse reactions in clinical trial participants 12 to 15 years of age were injection site pain (> 90%), fatigue and headache (> 70%), myalgia and chills (> 40%), arthralgia and pyrexia (> 20%).
•There is limited experience with use of COMIRNATY® in pregnant women. Administration of COMIRNATY® in pregnancy should only be considered when the potential benefits outweigh any potential risks for the mother and fetus.
•It is unknown whether COMIRNATY® is excreted in human milk.
•Interactions with other medicinal products or concomitant administration of COMIRNATY® with other vaccines has not been studied.
•For complete information on the safety of COMIRNATY® always make reference to the approved Summary of Product Characteristics and Package Leaflet available in all the languages of the European Union on the EMA website.

The black equilateral triangle denotes that additional monitoring is required to capture any adverse reactions. This will allow quick identification of new safety information. Individuals can help by reporting any side effects they may get. Side effects can be reported to EudraVigilance or directly to BioNTech using email medinfo@biontech.de, telephone +49 6131 9084 0, or via the website www.biontech.de

About Pfizer: Breakthroughs That Change Patients’ Lives
At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 170 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice
The information contained in this release is as of November 25, 2021. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the BNT162 mRNA vaccine program and COMIRNATY (COVID-19 Vaccine, mRNA) (BNT162b2) (including the potential in children 5 through <12 years of age and a positive CHMP opinion on the administration in children 5 through <12 years of age in the EU, studies in children 6 months to 5 years of age, qualitative assessments of available data, potential benefits, expectations for clinical trials, the anticipated timing of data readouts, regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply) involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including the Phase 2/3 data), including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies or in larger, more diverse populations following commercialization; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that preclinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from these and any future preclinical and clinical studies; whether and when submissions to request emergency use or conditional marketing authorizations for BNT162b2 for pediatric populations, a potential booster dose and/or other biologics license and/or emergency use authorization applications or amendments to any such applications may be filed in particular jurisdictions for BNT162b2 or any other potential vaccines that may arise from the BNT162 program, and if obtained, whether or when such emergency use authorization or licenses will expire or terminate; whether and when any applications that may be pending or filed for BNT162b2 (including the submission for a variation to the Conditional Marketing Authorization in the EU for children 5 through <12 years of age, potential submissions for younger pediatric populations, a potential booster dose or any other requested amendments to the emergency use or conditional marketing authorizations) or other vaccines that may result from the BNT162 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers; the risk that demand for any products may be reduced or no longer exist; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine’s formulation, two-dose schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations, booster doses or new variant-specific vaccines; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; challenges related to public vaccine confidence or awareness; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer including the program to develop a COVID-19 vaccine and COMIRNATY (COVID-19 Vaccine, mRNA) (BNT162b2) (including qualitative assessments of available data, potential benefits, expectations for clinical trials, the potential of BNT162b2 for children 5 to under 12 years of age (also referred to as 5 to <12 years), evaluation of BNT162b2 in children 6 months to under 5 years old, anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply); our expectations regarding the potential characteristics of BNT162b2 in our clinical trials and/or in commercial use based on data observations to date; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the expected time point for additional readouts on efficacy data of BNT162b2 in our clinical trials; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any marketing approval or Emergency Use Authorization; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimates for 2021; whether and when additional supply agreements will be reached; challenges related to public vaccine confidence or awareness; and uncertainties regarding the impact of COVID-19 on BioNTech’s trials, business and general operations. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report as Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Pfizer Contacts:
Media Relations
+1 (212) 733-7410
PfizerMediaRelations@pfizer.com

Investor Relations
+1 (212) 733-4848
IR@pfizer.com

BioNTech Contacts:
Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Sylke Maas, Ph.D.
+49 (0)6131 9084 1074
Investors@biontech.de